UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[[]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 000-31957

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Federal of Northern Michigan Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Federal of Northern Michigan Bancorp, Inc.
100 S. Second Avenue
Alpena, Michigan 49707

INDEX

         Page

REPORT LETTER                                                                                                                                                            2

FINANCIAL STATEMENTS

  Statement of Net Assets Available for Benefits                                                                                                         3

  Statement of Changes in Net Assets Available for Benefits                                                                                    3

  Notes to Financial Statements                                                                                                                                    4 - 10

SCHEDULE

  Schedule I – Schedule of Assets Held at End of Year as of December 31, 2014 –
  Form 5500, Schedule H, Part IV, line 4i                                                                                                                    10

Report of Independent Registered Public Accounting Firm

To the Participants and Trustees of
First Federal of Northern Michigan Employees’ Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of First Federal of Northern Michigan Employees’ Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2014 and 2013 and the changes in net assets for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan
June 29, 2015

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available For Benefits

	December 31,
Assets	2014	2013

Participant directed investments, at fair value (Notes 2, 4, and 9)
Cash	$ -	$ 36,772
Pooled separate accounts	3,851,618	2,286,232
Common stock (First Federal of Northern Michigan Bancorp, Inc.)	964,432	653,233
Common collective trust	834,796	355,790
Total investments, at fair value	5,650,846	3,332,027

Participant notes receivable	147,316	121,371

Total assets	5,798,162	3,453,398

Liabilities	-	-

Net assets available for benefits, at fair value	5,798,162	3,453,398
Adjustment from fair value to contract value for common collective trust
that invests in fully benefit-responsive investment contracts	(8,779)	(2,376)

Net assets available for benefits	$ 5,789,383	$ 3,451,022

The accompanying notes are an integral part of the financial statements.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2014
Additions
Additions in net assets attributed to:
Interest from Participant Notes Receivable	$ 6,279
Dividends on common stock	3,520
Net realized and unrealized gains on investments (Note 4)	229,425
Contributions:
Participants	252,687
Rollover	399,870
Employer Match	92,908
Total additions	984,689

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	84,260
Administration expenses	15,639
Total deductions	99,899

Net increase before other change	884,790
Transfers from merger (Note 3)	1,453,571

Net assets available for benefits
Beginning of the year	3,451,022

End of the year	$ 5,789,383

The accompanying notes are an integral part of the financial statements.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN

The following description of the First Federal of Northern Michigan (“the Company” or “Plan Sponsor”) Employees’ Savings and Profit Sharing Plan (“the Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General.  The Plan Sponsor established the Plan effective February 1, 2005.  The Plan is a defined contribution plan covering all full-time employees of the Company who have completed one month of eligibility service and are age nineteen or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.  Participating employees may make contributions on a deferred salary arrangement (pretax contributions), under Section 401(k) of the Internal Revenue Code (the “IRC”), in an amount up to 25% of pretax annual compensation, as defined in the Plan. However, the IRC places annual limits on employee contributions to the Plan; the limit was $17,500 for 2014 and 2013, per participant.  Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan or Individual Retirement Accounts.  Additionally, participants age 50 and older may make annual pretax catch-up contributions up to the annual limit established by the IRC; the limit was $5,500 per qualifying employee for both 2014 and 2013.

The Company makes matching contributions in an amount equal to 100% of the employees’ elective deferral contributions which are not over 2% of compensation, plus 50% of the  employees’ elective deferral contributions which are over 2% of compensation but are not over 4% of compensation.

Additional profit sharing amounts may also be contributed at the option of the Company’s Board of Directors and invested in a portfolio of investments as directed by participants.  There were no profit sharing contributions for the Plan year ended December 31, 2014.

Rollover Contribution. During the Plan year ended December 31, 2014 the Company dissolved an Employee Stock Ownership Plan (ESOP). Participants were given the option to rollover the shares owned under the ESOP to the current Plan.  For the period ending December 31, 2014, contributions totaling $399,870 were made to the Plan as part of this rollover election by the ESOP participants, which is permissible under the provisions of the plan agreement.

Participant Accounts.  Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching and profit sharing contributions, and (b) Plan earnings.  Allocations are based on participant earnings, contributions or account balances, as defined.  The benefit to which a participant is entitled is the aggregate of the participants’ deferrals and rollovers and the vested portion of employer contributions.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service.  A participant vests 20% per year in employer matching contributions and is 100% vested after five years of credited service. Participants are immediately vested in any discretionary profit sharing contributions.

Participant Notes Receivable.  Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 or (b) one-half of the participant’s vested balance, reduced by any outstanding loan balance.   Participant notes receivable are generally repaid through periodic payroll withholdings, are secured by the participant’s account balance and bear interest at rates based on the general

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN (Continued)

prime rate plus a percentage determined by the Plan administrator.    If a participant fails to make a scheduled repayment, the participant note receivable will be considered in default after a certain period of time as specified in the Plan agreement and the participant will be deemed to have received a taxable distribution from the Plan.

Payment of Benefits.  Upon termination of service, whether due to retirement, disability or death, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments according to Internal Revenue Code Section 401(a)(9).  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  In addition, the Plan allows for hardship distributions for payment of expenses for medical care, costs directly related to the purchase of a principal residence, amounts necessary to prevent eviction from your principal residence and tuition and room and board expenses.

Administrative Expenses.  Expenses of administering the Plan, including the expenses of the committee and the fees and expenses of the trustee, are generally borne by the Company (see Note 5).  However, brokerage and loan fees, transfer or other taxes, and certain other administrative expenses are charged against the respective fund and participant accounts and are included in the Statement of Changes in Net Assets Available for Benefits as administrative expenses.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Estimates.  The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Recognition.  The Plan’s investments are stated at fair value, except for its stable value common collective trust fund (Principal Stable Value Fund), which is stated at contract value.  Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.  The fair value of the stable value common collective trust fund is based on the fair value of the underlying net assets at the measurement date by the issuer of the fund.  The common collective trust fund primarily holds guaranteed investment contracts.  The issuer determines the fair value of the guaranteed investment contracts based on current yields of similar instruments with comparable durations taking into account the contract terms including interest reset intervals and the credit rating of the issuer.  The Plan’s interest in the common collective trust is based on its proportionate ownership interest in the fair value of the common collective trust fund.  The pooled separate accounts are valued at net asset value per share of the accounts, which is based on the fair value of the account’s underlying net assets.  The Plan’s interest in the pooled separate accounts is based on its proportionate ownership interest in the fair value of the pooled separate accounts.

Fair values of Plan investments in common stock are based on quoted market prices.  The interest-bearing cash account is valued at its outstanding balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions, to determine the fair value of certain financial instruments could result in a different fair value measurement at the report date. See Note 9 for additional information.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participant Notes Receivable.  Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Forfeited Accounts.  Forfeited non-vested account balances are used to offset Plan administrative expenses or reduce employer matching contributions.  Forfeitures of terminated non-vested account balances were $3,877 and $3,069 for the years ended December 31, 2014 and 2013, respectively.

Risks and Uncertainties.  The Plan invests in various securities including pooled separate accounts, a common collective trust fund, and First Federal of Northern Michigan Bancorp, Inc, common stock.  Investment securities, in general are exposed to various risk, such as interest rate risk, credit risk and overall market volatility.  Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Payment of Benefits.  Benefit payments are recorded when paid.

NOTE 3 – MERGER OF PLANS

In 2014, the Bank of Alpena 401(k) Retirement Plan merged and combined with the Plan.  Accordingly, assets of approximately $1.5 million were transferred into the Plan in 2014.

NOTE 4 -- INVESTMENTS

Significant investments of the Plan at the end of the year are as follows:

	Value at December 31,
Investments	2014	2013
Investments at Fair Value
Principal U.S. Property Separate Account	$ 245,812	$ 179,302
Principal Capital Appreciation Separate Account	312,363	262,897
Principal Partner Large Cap Growth Separate Account	205,306	193,946
Principal Lifetime 2020 Separate Account	428,858	183,300
Principal Lifetime 2030 Separate Account	906,159	137,861
Principal Mid-Cap S&P 400 Index Separate Account	232,324	233,419
First Federal of Northern Michigan Bancorp, Inc. Stock	964,432	653,233

Investment at Contract Value
Principal Stable Value Fund	$ 826,017	$ 353,414

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $229,425, as follows:

Pooled Separate Accounts	$ (81,774)
Common Stock	311,199

$ 229,425

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 -- PARTY-IN-INTEREST TRANSACTIONS

Various administrative expenses of the Plan are borne by the Plan Sponsor.  Such amounts were approximately $26,500 for the year ended December 31, 2014.  In addition, the Plan invests in funds managed by affiliates of the Principal Life Insurance Company (the “Trustee”) and allows for investment in shares of the Company’s common stock.  These transactions with the Trustee of the Plan and the Plan Sponsor qualify as party-in-interest transactions.

NOTE 6 -- PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Plan may be terminated, in whole or in part, at any time, but only upon the condition that such action precludes any part of the assets of the Plan from being used for or diverted to purposes other than for the exclusive benefit of the participants and their beneficiaries and for the payment of expenses of the Plan.  Upon termination or partial termination of the Plan or upon the complete discontinuance of contributions under the Plan, employer matching contributions shall become 100% vested and the assets of the Plan shall be distributed to the participants and their beneficiaries at such time and in such nondiscriminatory manner as determined by the Plan Sponsor.

NOTE 7 -- TAX STATUS OF THE PLAN

In October, 2009, the Plan received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective January, 2009, met the requirements of Section 401 of the code.  Although the Plan has been amended since receiving the determination letter, the Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. The trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the code; Company contributions paid to the trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the code; and the Plan meets the requirements of Section 401(k) of the code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and trust meet the applicable provisions of the code.

Participants are not taxed, either on Company contributions to the Plan or on the earnings thereon, including appreciation, allocated to their accounts until actual distribution of such accounts.  At that time, the participant is generally taxed on the total amount of the distribution.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.  The plan administrator believes it is no longer subject to tax examinations for years prior to 2011.  In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the provisions of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$ 5,789,383	$ 3,451,022
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	8,779	2,376

Net assets available for benefits per the Form 5500	$5,798,162	$3,453,398

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

December 31,
2014

Total increase in net assets available for benefits per the financial statements	$ 884,790
Change in adjustment from fair value to contract value for fully
benefit-responsive investment contracts	6,403

Total net income per the Form 5500	$ 891,193

       NOTE 9 – FAIR VALUE MEASUREMENTS

Accounting standards require certain assets be reported at fair value in the financial statements and provides a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.  These level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (Continued)

The following tables represent the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2014 and 2013:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2014

First Federal of Northern Michigan commmon stock	$ 964,432	$ -	$ -	$ 964,432
Pooled Separate Accounts
Equity Funds (1)	-	1,457,568	-	1,457,568
International Funds (1)	-	194,867	-	194,867
Balanced Asset Allocation Funds (2)	-	1,777,871	-	1,777,871
Fixed Income Funds (3)	-	175,502	-	175,502
Real Estate Fund (4)	-	245,810	-	245,810

Common Collective Trust
Principal Stable Value Fund (5)	-	834,796	-	834,796

Assets Measured at Fair Value on a Recurring Basis at December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2013

First Federal of Northern Michigan commmon stock	$ 653,233	$ -	$ -	$ 653,233
Pooled Separate Accounts
Equity Funds (1)	-	1,239,427	-	1,239,427
International Funds (1)	-	194,924	-	194,924
Balanced Asset Allocation Funds (2)	-	579,591	-	579,591
Fixed Income Funds (3)	-	92,988	-	92,988
Real Estate Fund (4)	-	179,302	-	179,302

Cash	-	36,772	-	36,772
Common Collective Trust
Principal Stable Value Fund (5)	-	355,790	-	355,790

(1) This category represents investments in an actively managed pooled separate account fund that invests primarily in equity secutities which may include common stocks, options and futures.

(2) This category represents investments in an actively managed pooled separate account fund that invests primarily in both equity and debt securities. The investments may include common stock, corporate bonds, government bonds, interest rate swaps, options .
and futures.

(3) This category represents investments in actively managed pooled separate accounts with investments in a variety of fixed income investments which may include corporate bonds, government bonds, interest rate swaps, options and futures.

(4) This category represents investments in an actively managed pooled separate account with investments in real estate. The investments may include actual real estate property or real estate investment trusts.

(5) - This category represents investments in an actively managed common collective trust fund that invests primarily in guaranteed investment contracts.

There were no unfunded commitments or redemptions restrictions on the investments described above.

The Plan’s practice is to recognize transfers between levels of the fair value hierarchy as of the beginning of the year.  During 2014 and 2013, the Plan had no assets that were transferred between levels.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (Continued)

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

EIN 38-3206228, Plan # 003

Schedule I - Schedule of Assets Held at End of Year
Form 5500 Schedule H, Part IV Line 4:

December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		Including Maturity Date, Rate
	Identity of Issuer, Borrower,	of Interest, Collateral, Par or
	Lessor, or Similar Party	Maturity Value	Cost	Current Value

POOLED SEPARATE ACCOUNTS

*	Principal Life Insurance Company	Principal Bond and Mortgage Separate Account	#	61,829
*	Principal Life Insurance Company	Principal Lifetime 2010 Separate Account	#	247,084
*	Principal Life Insurance Company	Principal Lifetime 2020 Separate Account	#	428,858
*	Principal Life Insurance Company	Principal Lifetime 2030 Separate Account	#	906,159
*	Principal Life Insurance Company	Principal Lifetime 2040 Separate Account	#	124,946
*	Principal Life Insurance Company	Principal Lifetime 2050 Separate Account	#	49,300
*	Principal Life Insurance Company	Principal Lifetime Str Inc Separate Account Acct	#	21,524
*	Principal Life Insurance Company	Principal Partner Mid-Cap Value I Separate Account	#	163,917
*	Principal Life Insurance Company	Principal Partner Mid-Cap Separate Account	#	80,280
*	Principal Life Insurance Company	Principal Partner Small-Cap S&P 600 Index Separate Account	#	77,429
*	Principal Life Insurance Company	Principal Mid-Cap S&P 400 Index Separate Account	#	232,324
*	Principal Life Insurance Company	Principal Partner Large-Cap Growth Separate Account	#	205,306
*	Principal Life Insurance Company	Principal Partner Small-Cap Growth I Separate Account	#	69,065
*	Principal Life Insurance Company	Principal Small-Cap Value II Separate Account	#	98,699
*	Principal Life Insurance Company	Principal Large-Cap S&P 500 Index Separate Account	#	89,992
*	Principal Life Insurance Company	Principal International Emerging Markets Separate Account	#	165,237
*	Principal Life Insurance Company	Principal Diversified International Separate Account	#	29,630
*	Principal Life Insurance Company	Principal U.S. Property Separate Account	#	245,812
*	Principal Life Insurance Company	Principal Inflation Protection	#	59,898
*	Principal Life Insurance Company	Principal High Yield I Separate Account	#	41,786
*	Principal Life Insurance Company	Principal Capital Appreciation Separate Account	#	312,363
*	Principal Life Insurance Company	Principal Equity Income	#	128,190
*	Principal Life Insurance Company	Principal Bond Market Index Separate Account	#	11,990

COMMON STOCK

*	First Federal of Northern Michigan	Employer common stock	#	964,432
	Bancorp, Inc.

COMMON COLLECTIVE TRUST

	Union Bond and Trust Company	Principal Stable Value Fund	#	834,796

PARTICIPANT NOTES RECEIVABLE

*	Plan Participants	Loans to participants, interest	-	147,316
		rates ranging from 4.25% to 9.25%
				$ 5,798,162
*	Indicates a party-in-interest to the Plan.
#	Cost information not required

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FEDERAL OF NORTHERN MICHIGAN EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
Date: June 29, 2015	By: /s/ Eileen Budnick
Name: Eileen Budnick
Title: Vice President – Director of Financial Reporting and Accounting, Treasurer and Corporate Secretary
First Federal of Northern Michigan